

17017153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /a
PART III

SEC FILE NUMBER
8- 65998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/16 (MM/DD/YY) AND ENDING 01/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knox Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Post Road East, Suite 205
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Naichang Chen — 203-886-6288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road	Wilton	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Naichang Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Knox Securities Corp., as of January 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


KIRSTEN F. BAVOSA
Notary Public, State of Connecticut
My Commission Expires May 31, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KNOX SECURITIES CORP.

CONTENTS



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Knox Securities Corp.

We have audited the accompanying statement of financial condition of Knox Securities Corp. as of January 31, 2017, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Knox Securities Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knox Securities Corp. as of January 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (the 'Supplemental Information') has been subjected to audit procedures performed in conjunction with the audit of Knox Securities Corp.'s financial statements. The supplemental information is the responsibility of Knox Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the

supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Halpern & Associates, LLC

Halpern & Associates LLC
Wilton, CT
March 17, 2017

KNOX SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2017

ASSETS

Cash	$	6,197
Other assets		428
TOTAL ASSETS	$	6,625

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$	- 0 -
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		567,988
Accumulated deficit		(561,373)
TOTAL STOCKHOLDER'S EQUITY		6,625
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	6,625

The accompanying notes are an integral part of this statement

KNOX SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JANUARY 31, 2017

OPERATING EXPENSES		
Professional fees	$ 10,923	
Insurance	4,969	
Regulatory fees	4,809	
Miscellaneous	388	
TOTAL OPERATING EXPENSES		21,089
NET LOSS		$ 21,089

The accompanying notes are an integral part of this statement

KNOX SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JANUARY 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholder's equity February 1, 2016	$ 10	$ 552,988	$ (540,284)	$ 12,714
Contributions		15,000		15,000
Net loss			(21,089)	(21,089)
Stockholder's equity January 31, 2017	$ 10	$ 567,988	$ (561,373)	$ 6,625

The accompanying notes are an integral part of this statement

KNOX SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JANUARY 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (21,089)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease operating assets:		
Other assets	$ 472	
Increase (decrease) operating liabilities:		
Due to parent	(89)	
TOTAL ADJUSTMENTS		383
Net cash used in operating activities		(20,706)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		15,000
NET DECREASE IN CASH		(5,706)
CASH AT BEGINNING OF YEAR		11,903
CASH AT END OF YEAR		$ 6,197

The accompanying notes are an integral part of this statement

1. ORGANIZATION AND NATURE OF BUSINESS

Knox Securities Corp. (the "Company") was incorporated in the state of Delaware on January 29, 2003. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on January 2, 2004. The Company's revenue is primarily derived from providing investment banking services, merger and acquisition, financial advisory and general corporate consulting services to companies. The Company is a wholly-owned subsidiary of Knox Capital Corp. (the "Parent").

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company recognizes revenue from merger and acquisition advisory and consulting services, when applicable, at the time work is performed and services are rendered or as milestones are obtained, and from placement fees upon completion of the private placement offering.

3. CASH

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

4. PROVISION FOR INCOME TAXES

The Company is classified as a "C" Corporation for income tax purposes, and files a consolidated tax return with its Parent for federal and unconsolidated for the state.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period ended January 31, 2017 management has determined that there are no material uncertain income tax positions. At January 31, 2017 the deferred tax asset of $3,100 has been fully offset by a valuation allowance.

5. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of January 31, 2017, the Company had not entered into any subordinated loans agreements

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2017, the Company had net capital of $6,197 which exceeded the minimum requirement of $5,000 by $1,197 The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

8. RELATED PARTY TRANSACTIONS

Amended and effective February 22, 2016, an expense sharing agreement (the "Agreement") was entered into with the Parent, allocating expenses to the Company based upon fixed percentages. For the year ended January 31, 2017, the Company incurred $4,422 in expenses related to this Agreement. For the year ended January 31, 2017, the Company shared office space with its sole shareholder, the Parent. In accordance with the Agreement, the Parent allocates a percentage of certain other overhead and administrative expenses to the Company. In lieu of cash payments, these amounts are recorded as capital contributions of the Parent. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

9. COMMITMENTS AND CONTINGENT LIABILITES

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at January 31, 2017 or during the year ended.

10. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.

KNOX SECURITIES CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

JANUARY 31, 2017

CREDITS		
Shareholder's equity	$	6,625
DEBITS		
Non-allowable assets		428
NET CAPITAL		6,197
Minimum net capital requirement		5,000
EXCESS NET CAPITAL	$	1,197
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities	$	- 0 -

Ratio of aggregate indebtedness to net capital 0.00 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

The accompanying notes are an integral part of this statement

KNOX SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED JANUARY 31, 2017

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3 subparagraph (k)(2)(i). Accordingly, there are no items to report under the requirements of this Rule.



Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Knox Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which

(1) Knox Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Knox Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2)(i) (the "exemption provisions") and

(2) Knox Securities Corp. stated that Knox Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Knox Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Knox Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Halpern & Associates, LLC

Halpern & Associates LLC

Wilton, CT
March 17, 2017

KNOX SECURITIES CORP.

EXEMPTION REPORT

FOR THE YEAR ENDED JANUARY 31, 2017

Knox Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3:(k)(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) for the most recent fiscal year without exception.

Knox Securities Corp.

I, Nai-chang Chen, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: President

March 17, 2017

KNOX SECURITIES CORP.

FINANCIAL STATMENTS

FOR THE YEAR ENDED JANUARY 31, 2017

CONFIDENTIAL TREATMENT REQUESTED